Exhibit 10.20

October 6, 2003

Jack M. Zackin

Sills Cummis Radin Tischman Epstein & Gross

One Riverfront Plaza

Newark, NJ 07102

Re:          Global Offer for CD World

Dear Jack:

This letter (this “Letter Agreement”) is submitted to you in your capacity as counsel for CD World, as debtor in possession (the “Debtor”) in a chapter 11 case (the “Case”), pending before the United States Bankruptcy Court for the District of New Jersey (the “Court”).

On behalf of Trans World Entertainment Corporation (“TWEC”) (or one of its subsidiaries), this letter constitutes an offer to dispose of certain assets, conduct certain sales and assume specified liabilities of the Debtor on and subject to the terms and conditions set forth below (including all exhibits and other attachments to this Letter Agreement, which are incorporated herein by reference).

1.             (a)           Guaranteed Amount.  TWEC will guarantee that the Debtor will receive the sum of $1.8 million as consideration for the disposition of the Assets (hereinafter defined), exclusive of those costs and expenses to be borne by the Debtor, as specified in this Letter Agreement (the “Guaranteed Amount”); provided, however, that the Cost Value (hereinafter defined) of the Debtor’s inventory to be sold in accordance with this Letter Agreement shall be no less than $5.4 million.  In the event that the Cost Value of the Inventory (hereinafter defined) is less than $5.4 million, then the Guaranteed Amount will be reduced in an amount equal to one-third of the difference between the Cost Value of the Inventory and $5.4 million.  “Cost Value” shall mean, with respect to inventory (the “Inventory”) physically located at the Debtor’s retail stores set forth on Exhibit A attached hereto (the “Stores”) or the Debtors distribution center that is salable in the ordinary course, the cost previously represented to TWEC by Debtor in the cost file submitted by item, except for damaged, defective, display, or rental Inventory where TWEC shall mutually agree upon Cost Value.  Prior to the date on which the transactions contemplated hereby are consummated (the “Closing Date”), a physical inventory (the “Physical Inventory”) shall be taken by an independent inventory service jointly designated by the Debtor and TWEC, and the costs of the Physical Inventory shall be paid equally by the Debtor and TWEC; provided, however, that in no event shall Debtor be required to pay in excess of $7,500 in respect of the Physical Inventory.  If, in the course of taking the Physical Inventory, any items of Inventory are determined to be non-saleable, such items will be assigned no Cost Value for purposes of calculating the aggregate dollar value of the Inventory.  In addition, to the extent that Debtor and TWEC are unable to agree on a Cost Value for damaged, defective, display, or rental Inventory, the Cost Value of such shall be zero.  To the extent that the Debtor, with the prior Agreement of TWEC, receives additional Inventory on or before ten days after the Closing Date, such additional Inventory shall be valued in the same manner as the Inventory that was in the Debtor’s possession as of the Closing Date.

In addition, TWEC shall post an irrevocable letter of credit in the face amount equal to $139,900.00.  In the event that TWEC does not pay amounts due under a Lease as specified herein, Debtor shall be entitled to draw upon such letter of credit to satisfy Debtor’s obligations under such Lease.  Upon payment by TWEC of all amounts due under the Leases as provided herein, Debtor shall cooperate with TWEC in order to terminate the letter of credit required to be posted under this paragraph.

(b)           Payment of the Guaranteed Amount.  No later than two (2) business days following the Closing Date, TWEC shall (i) pay 75% of the Guaranteed Amount in cash and (ii) deliver to Debtor an irrevocable standby letter of credit in the original face amount of 25% of the Guaranteed Amount.  Subject to the adjustments of the Guaranteed Amount described in paragraph 1(a) above, TWEC shall pay the unpaid and undisputed balance of the Guaranteed Amount in cash to Debtor no later than ten (10) business days following the reconciliation by TWEC and Debtor of the Inventory Taking.  Upon payment of the Guaranteed Amount, Debtor shall cooperate with TWEC in order to terminate the letter of credit required to be posted under this paragraph.  To the extent that the amount paid pursuant to clause (i) above is in excess of the Guaranteed Amount (after adjustment as described herein), Debtor shall pay to TWEC such excess within two (2) business days following the reconciliation by Debtor and TWEC of the Inventory Taking.

2.             TWEC Return.  From and after the Closing Date, TWEC shall be entitled to all proceeds (the “Proceeds”) of the sale of the Assets.

3.             (a)           Assets .  The assets to be disposed of by TWEC shall consist of all of the Debtor’s right, title and interest in and to the assets set forth below (collectively, the “Assets”), which shall be conveyed by TWEC to third parties or affiliated designees free and clear of all liens, claims and encumbrances (except specifically assumed liabilities):

i.              The Inventory, signage, supplies, parts, machinery, equipment, vehicles and goods located at any of the Stores, the Debtor’s headquarters office and its warehouses (including any third-party warehouses that the Debtor leases or rents), as well as in transit thereto or therefrom;

ii.             The leases for the Stores (the “Leases”), including, without limitation, any deposits or other security given or made in respect of the Leases, which shall be assumed and assigned or rejected at the direction of TWEC pursuant to section 365 of the Bankruptcy Code in accordance with paragraph 4 hereof.  Any amounts received by the Debtor as consideration for the assignment of any Leases assigned after the date hereof and without the involvement of TWEC (in each case net of expenses incurred in connection with such Lease assignment) shall be credited against the Guaranteed Amount;

iii.            All furniture, store fixtures and improvements located at or related to the Stores, store warehouses, distribution centers and headquarters office, as well as all other fixtures;

iv.            All other personal property, tangible or intangible, wherever located, including all intellectual property;

v.             All guarantees, warranties, licenses and other governmental permits, approvals and permissions;

vi.            All contracts that are to be assumed and assigned at the direction of TWEC pursuant to section 365 of the Bankruptcy Code; and

vii.           All prepaid expenses, deposits (other than security deposits posted pursuant to the Leases), credits, notes, utility deposits and insurance refunds relating to the Stores, Leases or Owned Property.

(b).          Excluded Assets.  Accounts receivable (inclusive of tax refunds), cash (other than deposits defined as Assets pursuant to section 3.a.vii), Debtor’s 2002 Ford E-150 Van, and causes of action shall be deemed “Excluded Assets,” and TWEC shall not acquire any rights thereto.

4.             Contracts and Leases.

(a)           Until January 31, 2004, TWEC shall have the right, which right may be exercised at any time and from time to time in its sole and absolute discretion, to request that Debtor, under section 365 of the Bankruptcy Code, assume and assign to a third party designated by TWEC, including TWEC, or an affiliate thereof (a “Lease Assignee”) any or all of the Leases at no additional cost or expense to TWEC.  Promptly following receipt of a written notice (the “Assignment Notice”) delivered by TWEC to Debtor, at any time and from time to time prior to January 31, 2004, directing the assumption and assignment of any Lease to a Lease Assignee, Debtor shall use its best efforts to obtain the entry of an order of the Bankruptcy Court approving the assumption of the Lease(s) identified in the Assignment Notice and the assignment of such Lease(s) to the Lease Assignee.(1)  It is understood and agreed that the term “reasonable commercial efforts,” as used in this subparagraph 4(a), shall require the Debtor to pay any and all cure amounts required under section 365(b)(1) of the Bankruptcy Code and expend or incur reasonable fees, costs and expenses for the payment of attorneys and other professionals whose services may reasonably be required in connection with the prosecution of any

(1)           The Motion (the “Approval Motion”) filed by the Debtor upon receipt of an Assignment Notice shall comply in all respects with the requirements set forth in Exhibit B hereto.

motion seeking the entry of any such order.  The Lease Assignee shall provide adequate assurance of future performance with respect to any Lease assigned to it.  TWEC shall not be required to pay any cure amounts under section 365(b)(1) of the Bankruptcy Code in respect of any of the Leases TWEC elects to require the Debtor to assume and assign to a Lease Assignee.  The applicable Lease Assignee shall pay all amounts, liabilities, or other obligations due and owing under a Lease assigned to it from and after the date that the court order approving the assumption and assignment is entered (or otherwise allocable to the period on and after such date, including, without limitation, base rent, taxes, and percentage rent).  Notwithstanding anything contained herein, Debtor covenants and agrees to pay to the lessors under the Leases when due all amounts payable under the Leases through and including the earlier of January 31, 2004 and the date TWEC provides the designation of rejection for any such Lease, including, without limitation, base rent, taxes, and percentage rent, subject to TWEC’s reimbursement obligations hereunder.  The Debtor shall promptly reject, pursuant to section 365 of the Bankruptcy Code, any Leases so designated by TWEC, and all obligations of TWEC related to a Lease that TWEC has designated to be rejected shall terminate on the fifth business day following notification (each, a “Rejection Notification”) by TWEC that a particular Lease is designated to be rejected.

(b) (x)      From and after the Closing Date, as consideration for TWEC’s right to use and occupy the premises covered by the Leases and designate the assumption or rejection of such Leases until January 31, 2004, TWEC shall pay when due, on behalf of Debtor, all amounts for the payment of rent, CAM, taxes, maintenance and repairs (as limited pursuant to subparagraph 4(c) below), all other amounts due and owing by Debtor under the Leases, and utilities and all other usual and customary operating costs incurred in connection with the Leases and consistent with Debtor’s prior practices (in all respects limited to the amounts set forth in the Occupancy Expenses attached as Exhibit C hereto); and (y) from and after the date hereof, Debtor shall not extend, reject or otherwise terminate (or assume and assign to a third party, without TWEC’s prior written consent) any of the Leases. TWEC’s obligations under clause (x) above, and the limitations on the Debtor under clause (y) above shall expire upon the earlier to occur of (i) five (5) business days following the delivery by TWEC to Debtor of written notice indicating that TWEC waives its right to require Debtor to assume and assign to it or a third party (and, if applicable, directing Debtor to obtain the entry of an order rejecting) any one or more of the Leases specified in such notice (provided that the terms of clauses (x) and (y) above shall then terminate only with respect to the specified Leases), provided that, such notice is received by the Debtor at least six (6) days prior to the date on which the next installment of rent becomes due with respect to such Lease and (ii) January 31, 2004.  Upon the occurrence of either of the events specified in clauses (i) or (ii) of the preceding sentences, (A) TWEC shall have no further obligation or liability of any nature for any amounts payable to the lessor under the applicable Lease(s), or for any costs associated with the Store(s) to which such Lease(s) relate; and (B) Debtor shall be solely responsible for all amounts payable or other obligations or liabilities that may be owed to the lessor under or in connection with such applicable Lease(s), including without limitation any damages resulting from the rejection of such Lease(s) under section 365 of the Bankruptcy Code or otherwise.  Notwithstanding any other provision of this Letter

Agreement, TWEC may not seek to terminate its liability in respect of a Lease (pursuant to this paragraph 4) that relates to a Store for as long as TWEC is continuing to conduct a Store Closing Sale in such Store (and until TWEC can deliver such Store’s premises in the condition contemplated by paragraph 6 below).  If TWEC fails to pay, on a timely basis, any of the amounts set forth in clause (x) of this subparagraph 4(b) (as limited pursuant to subparagraph 4(c) below) with respect to any Lease, then following the expiration of a five day cure period after receipt by TWEC of written notice from the Debtor or the landlord of such failure to pay, Debtor shall be entitled to revoke TWEC’s right to use and occupy the premises covered by such Lease and to reject such Lease.  This right of revocation shall be in addition to, and not in lieu of, any rights or remedies that may be available to the Debtor at law or in equity.  Regardless of whether TWEC directs Debtor to reject any one or more Leases at any time, the cost and expenses of the rejection at any time of any one or more Leases, including the filing and prosecuting of any motions or other papers with respect to the same, shall be borne solely by Debtor and its chapter 11 estate and paid for solely by Debtor and its chapter 11 estate.  The Debtor agrees to pay all amounts in respect of the Leases not payable by TWEC pursuant to this Letter Agreement.

(c)           Notwithstanding anything contained in subparagraph 4(b) or elsewhere in this Letter Agreement, TWEC shall have no obligation to pay for extraordinary or structural maintenance and repairs.  The definitive agreement between the parties shall define specifically what constitutes an “extraordinary” repair.  By signing below, Debtor represents that it is not aware of any existing repair or maintenance problems with respect to any of the premises covered by the Leases or any of the furniture, fixtures, equipment and other personal property covered by the Leases.

5.             Transfer of Assets.  The transfer and sale of any of the Assets by TWEC shall be effected by delivery by the Debtor to the designee of TWEC at any time TWEC so directs of such agreements, general warranty deeds, bills of sale, endorsements, assignments, and other good and sufficient instruments of sale, transfer, assignment, conveyance, and warrant and all consents of third parties necessary thereto as shall be, in the judgment of TWEC, reasonable and necessary to effectively vest in the designee of TWEC good, marketable and insurable title to the Assets, free and clear of all liens, claims, encumbrances and security interests of any nature or kind whatsoever (except for specifically assumed liabilities), pursuant to Court order under sections 363 and 365 of the Bankruptcy Code and other applicable bankruptcy law.  The Debtor will, to the extent required after the Closing Date, upon the request of TWEC, execute, acknowledge and deliver, or cause to be done, executed, acknowledged and delivered, all such additional documents as may reasonably be required by TWEC to effectuate the sale, conveyance, transfer, assignment and delivery by the Debtor of the Assets and the ownership by the members of TWEC of the Assets.

6.             Cost of Store Closing Sales.  TWEC may, in its discretion, conduct “going-out-of business” sales of the Inventory at a portion of the Stores (the “Store Closing Sales”).  From the date the Store Closing Sales begin through the date the Store Closing Sales conclude at each Store, TWEC shall bear all direct costs and expenses incurred in connection with the Store Closing Sales on a per diem, per store basis, limited to payroll costs and benefits actually accruing during the term of the Store Closing Sale, insurance, supervision costs (inclusive of fees, travel and bonuses) armored car services, mutually agreed upon central office costs, bank fees and chargebacks, telephone expenses, trash collection, security costs, advertising and promotional expenses and TWEC’s payroll expenses and costs.  TWEC’s obligations under this paragraph are Store specific and cease at each Store on a per diem basis upon vacation of the Store premises in broom clean condition.  Notwithstanding the foregoing, nothing herein shall prohibit TWEC from operating the Stores as going concerns.

7.             Debtor’s Employees.  On the Closing Date, Debtor shall terminate those employees (“TWEC Store Employees”) employed at the Stores.  TWEC, in its sole and complete discretion, shall offer employment to such employees on terms and conditions substantially similar to those that existed as of the Closing Date.  Nothing herein shall obligate TWEC to hire any employee employed at a location other than a Store.

8.             Entry of the Order.  The Closing Date shall occur as soon as practicable after the entry of a final order of the Court in the Case (i.e., an order that has not been reversed, stayed, modified or amended and as to which (a) the time to appeal or seek review, reargument or rehearing has expired and as to which no appeal or petition for certiorari, review or rehearing is pending, or (b) if appeal, review, reargument, rehearing or certiorari of such order has been sought, such order has been affirmed and the request for further review, reargument, rehearing or certiorari has expired, as a result of which such order has become final and nonappealable in accordance with applicable law), in form and substance satisfactory to TWEC, (i) approving this Letter Agreement, (ii) extending, if necessary, the time within which the Debtor may assume or reject those executory contracts or unexpired leases of real property that are Assets hereunder no earlier than January 31, 2004, and (iii) authorizing the Debtor to consummate the transactions contemplated hereby (the “Order”).  Notwithstanding the foregoing sentence, TWEC, in its sole discretion, may close the transactions contemplated herein prior to the Order becoming final; provided that the Court enters an order in form and substance satisfactory to TWEC approving this Letter Agreement and authorizing the Debtor to consummate the transactions contemplated hereby, in which order the Court finds that the transactions contemplated by this Letter Agreement were negotiated at arms-length and in good faith and TWEC acted in good faith in all respects, and such order is not stayed pending appeal.

9.             Termination.  If the Order approving the transactions contemplated by this Letter Agreement is not entered by September 29, 2003, or the Closing Date has not occurred by October 7, 2003, TWEC may terminate this Letter Agreement or any agreements based upon this Letter Agreement.  Neither party shall have any obligation or liability to the other in respect of any withdrawal or termination of this Letter Agreement or any agreement based on this Letter Agreement pursuant to this paragraph 11.

10.           Debtor’s Obligations.  The Debtor shall use its reasonable commercial efforts to obtain the entry of the Order and the consummation of the transactions contemplated hereby.

11.           Material Adverse Change.  From the date hereof and through the Closing Date, the Debtor’s business shall be conducted in the ordinary course consistent with past practices, including, without limitation, with ordinary and customary mark-down policies; provided, however, that the Debtor shall not be permitted to enter into real estate contracts, renew Leases, enter into leases, terminate Leases, reject Leases, amend Leases, consent to the assignment of Leases or grant or terminate any other interests in the Stores without TWEC’s prior written consent.  If there has been, occurred or arisen (a) any damage or destruction in the nature of a casualty loss, whether covered by insurance or not, in an amount in excess of $100,000 affecting any of the Assets, or (b) (i) any material adverse change in the overall sale or liquidation prospects of the Debtor’s businesses or Store Closing Sales, or (ii) any event that has materially impaired or would reasonably be expected to materially impair the ability of TWEC to carry on the sale or liquidation of the Assets (including, without limitation, the Store Closing Sales), then, and in such event, TWEC may withdraw or terminate this Letter Agreement or any agreement based on this Letter Agreement.  In such event, neither party shall have any liability or obligation to the other in respect of the withdrawal or termination of this Letter Agreement and any agreement based on this Letter Agreement.

12.           Conditions Precedent.  In addition to the usual and customary conditions precedent to be contained in the Agency Agreement, it shall be a condition precedent to any and all obligations of TWEC and the Debtor to consummate the transactions contemplated by this Letter Agreement that:

a.             the Court shall have entered the Order;

b.             the Order shall specifically authorize the Store Closing Sales contemplated hereby in a manner satisfactory to TWEC in its sole discretion; and

c.             the Physical Inventory is performed by a recognized inventory service and the Cost Value of the Inventory shall have been agreed to by the parties.

13.           Other Conditions.  The obligations of TWEC hereunder are subject to and conditioned upon TWEC’s satisfaction, in its sole discretion, that (a) there exist no material and adverse environmental conditions with respect to the Owned Property or the real property subject to the Leases, (b) there exist no violations of federal, state, or local laws, statutes, regulations or codes of any kind or nature whatsoever that, individually or in the aggregate, would constitute a Material Adverse Change pursuant to paragraph 11 above, (c) the Assets and the Inventory are in condition and the mix and balance of the Inventory is consistent with historical levels and (d) the Debtor has obtained an extension of its deadline to assume or reject all executory contracts and unexpired leases that to no earlier than January 31, 2004.  If TWEC, in its sole discretion, is not so satisfied, then, and in such event, TWEC may withdraw or terminate this Letter Agreement, and in such event neither party shall have any further liability or obligation to the other.

13.           Liabilities of TWEC.  TWEC shall not assume any debt, liability or obligation of the Debtor, including claims for unpaid taxes, except the obligations TWEC agrees to pay pursuant to the terms of this Letter Agreement.  Without limiting the foregoing, TWEC shall not have any obligation to employ (except those TWEC agrees specifically to employ), or in any manner be responsible for any compensation, pension or retirement, severance, termination or other benefit plan liability or other obligation relating to, any employee of the Debtor or to any labor organization under any labor or collective bargaining agreement.

*     *     *

If this Letter Agreements meets with your approval, kindly indicate such acceptance by having the enclosed copy of this letter executed and returned to the undersigned.

Very truly yours,

TRANS WORLD ENTERTAINMENT CORPORATION

By:
Its:

AGREED, ACKNOWLEDGED, ACCEPTED

AND CONSENTED:

CD WORLD

By:

Its:

Exhibit A

Stores

Store Number	City, State
12	Paramus, NJ
13	Union, NJ
14	Totowa, NJ
15	Cherry Hill, NJ
16	Menlo Park, NJ
17	Princeton, NJ
18	E. Hanover, NJ
19	Eatontown, NJ
26	Crestwood, MO
28	Kansas City, MO
31	University City, MO
32	Ferguson, MO
35	Columbia, MO
Warehouse	Plainfield, NJ

Exhibit B

Approval Motion Standards

An “Approval Motion” shall mean a motion served upon all affected parties (including, without limitation, landlords under Leases and any parties to reciprocal easement agreements or other similar agreements (each, an “REA”) affecting the applicable Property) for an order of the Bankruptcy Court (an “Approval Order”) (i) approving of the sale of the applicable Owned Property or the assumption and assignment of the applicable Lease to the proposed designee, (ii) confirming that the assumption and assignment of the Lease or transfer of the Owned Property to the proposed designee shall be free and clear of any claims of defaults and that Merchant shall be responsible for curing any and all monetary defaults accruing prior to the applicable Property Closing Date, and which may exist at the time of the assignment or transfer (as applicable), to the extent such cure is required pursuant to Section 365 of the Bankruptcy Code; (iii) ruling that, in accordance with the provisions of Section 363 of the Bankruptcy Code, the Owned Property or Lease, as applicable, shall be transferred and assigned to the proposed designee free and clear of all liens, claims, mortgages and encumbrances (with same to attach to the proceeds of the sale, transfer and assignment); (iv) permitting the proposed designee to perform alterations and remodeling to the extent necessary to operate its retail operations, and to replace and modify existing signage notwithstanding any provision in the Lease, any REA or local law to the contrary, (v) ordering that any extension or renewal option in the Lease or in any REA which purports to be “personal” only to Merchant or to be exercisable only by Merchant is an unenforceable restriction on assignment and, in fact, may be freely exercised by the proposed designee to its full extent, (vi) allowing Agent’s proposed designee to remain “dark” with respect to properties for up to an additional twelve (12) months after assignment despite any Lease restriction, REA restriction or local law to the contrary, (vii) ordering that if no objection to the assumption and assignment of a Lease or to the transfer of an Owned Property is timely made and filed with the Bankruptcy Court prior to the expiration of the applicable objection period, or such objection involves a “cure issue” (with it being deemed that any such objection regarding a “cure issue” will not affect the assumption and assignment), the assumption and assignment or transfer (as applicable) shall be deemed effective and binding upon the applicable affected parties and shall require no further order of the Bankruptcy Court to take place, (viii) ordering that any provisions contained in the Lease or any REAs which are, or would have the effect of being, provisions which restrict “going dark”, recapture provisions, provisions which impose a fee or a penalty or a profit sharing upon assignment, provisions which seek to increase the rent or impose a penalty or to modify or terminate a Lease or a REA as a result of going dark or upon assignment, provisions which directly or indirectly limit or condition or prohibit assignment, continuous operating covenants, and similar provisions contained in the Leases or REAs shall not restrict, limit or prohibit the sale and assumption and assignment of the Owned Property or Lease the proposed designee and are deemed and are found to be unenforceable anti-assignment provisions within the meaning of Sections 365(f) and (l) of the Bankruptcy Code, (ix) approving the proposed designee’s contemplated use of the Store governed by the Lease irrespective of whether such use is prohibited by the Lease, including, without limitation, in the case of any Lease transferred to TWEC, the use clause attached hereto as Appendix 1, and (x) approving the tradename(s) that the proposed designee intends to utilize at the Store covered by such Lease, including, without limitation, in the case of any Lease transferred to TWEC, the following tradenames: Coconuts, Strawberries, Second Spin, FYE (For Your Entertainment), Planet Music, and Spec’s.

Appendix A

Permitted Use: Only for the retail sale or rental of new and used:

(a)   pre-recorded entertainment products, now known or hereafter developed, including, but not limited to pre-recorded music, video and sound, records, pre-recorded and blank audio and video tapes and video discs, compact discs, cassettes, music-related CD ROMs, music-related digital software and digital downloads and other forms of recorded music, video and sound, compact disc and record care products, and video recordings; and

(b)   the display and sale at retail of audio/video equipment and devices, now known or hereafter developed for the display, transmission, interception and reproduction of visual images and/or sound, accessories and/or component parts such as headphones, jacks and wires; video and computer game hardware and software; musical instruments and synthesizers; sheet music and music books; tickets for entertainment events; and other entertainment and related products sold in substantially all of Tenant’s stores operated under the same trade name used by Tenant for its business operations in the Leased Premises.  In addition, Tenant shall be permitted to display and sell, at retail, audio/video equipment including but not limited to tape players, compact disc players and stereos provided, that, said audio/video equipment is sold in substantially all of Tenant’s other stores operated under the same trade name used by Tenant for its business operations in the Leased Premises; and

(c)   the display and sale at retail of related products including, but not limited to, computer hardware, software, wireless phones, soft drink coolers, posters, pictures, buttons, stickers, books, magazines, stationary, cards, games, note pads, stuffed animals, decorated wearing apparel, costume jewelry, sunglasses, key rings and lighters provided that the related products are associated with the records, tapes, discs and video recordings sold or rented from the Leased Premises; and any legal use not prohibited.